Exhibit 16

May 4, 1998

Securities and Exchange Commission
Washington, D.C.  20549



Ladies and Gentlemen:

We were previously principal accountants for Nematron Corporation ("Company") and, in a letter to the Company dated April 28, 1998, we advised the Company that our December 12, 1997 and December 13, 1996 auditors' reports on the Company's consolidated financial statements as of September 30, 1997 and 1996 and for each of the years in the two-year period ended September 30, 1997 should no longer be relied upon. On April 28, 1998, we resigned as principal accountants for the Company. We have read Nematron Corporation's statements included under Item 4 of its Form 8-K dated May 4, 1998, and we agree with such statements.

Very truly yours,

/s/ KPMG Peat Marwick LLP